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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 35008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
              383 Madison Avenue

                                    OFFICIAL USE ONLY

                                    FIRM I.D. NO.

                        (No. and Street)
              New York, New York 10179

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
              James M. Collins   (212) 552-9886

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
              PricewaterhouseCoopers LLP

                    (Name – if individual, state last, first, middle name)
              300 Madison Avenue, New York, NY 10017

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____James M. Collins_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____J.P. Morgan Securities LLC_____ , as

of _____December 31,_____ , 20 10_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director
Title

_____ 2/25/11
Notary Public

ALSENY SOW
Notary Public, State of New York
Qualified in Bronx County
No. 01SO6223115
My Commission Expires 06-07-2014

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities LLC and Subsidiaries

(An indirect subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2010

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2010



Report of Independent Auditors

To the Board of Managers and Member of
J.P. Morgan Securities LLC. and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities LLC and Subsidiaries (the "Company") at December 31,2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us*

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
(Dollars in millions)
Year ended December 31, 2010

Assets

Cash	$	555
Cash and securities segregated under federal and other regulations		1,583
Securities purchased under resale agreements		129,951
(included $423 at fair value at December 31, 2010)		
Securities borrowed		78,954
Securities received as collateral		5,379
Receivable from brokers, dealers and clearing organizations		5,712
Receivable from customers		32,723
Financial instruments owned		86,597
Financial instruments owned, pledged to counterparties		17,233
(which the counterparty has the right to sell or repledge)		
Fixed assets (net of accumulated depreciation of $331)		102
Goodwill		1,335
Other assets (included $92 at fair value at December 31, 2010)		1,895
Total assets [a]	**$**	**362,019**

Liabilities and member's equity

Borrowings	$	19,434
Securities sold under repurchase agreements		194,535
(included $1,506 at fair value at December 31, 2010)		
Securities lent		9,534
Obligation to return securities received as collateral		5,379
Payable to brokers, dealers and clearing organizations		9,620
Payable to customers		65,582
Financial instruments sold, not yet purchased		29,214
Other liabilities and accrued expenses		4,053
Beneficial interests issued by consolidated variable interest entities		3,595
(included $154 at fair value at December 31, 2010)		
Subordinated liabilities		10,830
Total liabilities [a]	**$**	**351,776**
Commitments and contingencies (Note 15)		
Member's equity		10,243
Total liabilities and member's equity	**$**	**362,019**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2010. The difference between total VIE assets and liabilities represents the Company's interests, in those entities, which were eliminated in consolidation.

Assets		
Financial instruments owned	$	3,744
Other Assets		23
Total Assets	**$**	**3,767**
Liabilities		
Beneficial interests issued by consolidated variable interest entities	$	3,595
Other liabilities and accrued expenses		2
Total Liabilities	**$**	**3,597**

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC and its subsidiaries (collectively the "Company"), which includes J.P. Morgan Clearing Corp. ("Clearing Corp."). The Company is a wholly owned indirect subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

Nature of Business
The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades corporate debt and asset-backed securities, municipal bonds and notes, common and preferred stock, and convertible bond offerings; advises clients on business strategies, capital structures and financial strategies; and structures derivative transactions to meet client needs. The Company also enters into repurchase and resale agreements, including matched-book transactions, and securities borrowed and loaned transactions to finance securities activities.

The Company, through Clearing Corp., provides securities and futures clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including J.P. Morgan Securities LLC, on either a fully disclosed or omnibus basis.

Conversion to a Limited Liability Company

Effective September 1, 2010, J.P. Morgan Securities Inc. became an indirect wholly-owned subsidiary of JPMorgan Chase, converted from a corporation to a limited liability company ("LLC") and changed its name to J.P. Morgan Securities LLC. These changes were related to an internal restructuring, they did not and will not result in any material changes to the business, operations or the financial condition of the Company and were not related to financial reform.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Accounting for transfers of financial assets and consolidation of variable interest entities
Effective January 1, 2010, the company implemented new accounting guidance that amends the accounting for the transfers of financial assets and the consolidation of Variable Interest Entities (VIEs). Upon adoption of the new guidance, the Company consolidated certain

3

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

mortgage securitization entities and municipal bond vehicles. The Financial Accounting Standards Board ("FASB") deferred the requirements of the new consolidation guidance for VIEs for certain investment funds, including mutual funds, private equity funds and hedge funds, until the FASB reconsiders the appropriate accounting guidance for these funds. For additional information about the impact of the adoption of the new consolidation guidance on January 1, 2010, see Note 11 of this Consolidated Statement of Financial Condition.

Fair value measurements and disclosures
In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009. The Company adopted this guidance in the first half of 2010. For additional information about the adoption of the new fair value measurements guidance, see Note 3 on JPMorgan Chase's 2010 annual report. In addition, a new requirement to provide purchases, sales, issuances and settlements in the level 3 roll forward on a gross basis is effective for fiscal years beginning after December 15, 2010.

(b)   Use of Estimates in the Preparation of Financial Statements
The preparation of Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c)   Cash and Securities Segregated under Federal and Other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2010, J.P. Morgan Securities LLC had $875 million of securities segregated in accordance with SEC Rule 15c3-3 and Clearing Corp. had $708 million of cash and securities segregated to be in compliance with regulations.

(d)   Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the Consolidated Statement of Financial Condition at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. The Company elected the fair value option for certain resale and repurchase agreements. For further discussion of the fair value option, see Note 4 of this Consolidated Statement of Financial Condition. These agreements are reported within securities purchased under resale agreements and securities sold under repurchase agreements on the Consolidated Statement of Financial Condition. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis. The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(e)   Securities Borrowed and Securities Lent
Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

are borrowed against securities collateral and according to U.S. GAAP for transfers and servicing of financial asset and extinguishment of liabilities, the borrower is not required to record the transactions on its balance sheet.

(f)   Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of this Consolidated Statement of Financial Condition.

Financial instruments, including both cash instruments and derivatives, are used to hedge or manage risks of market exposures, facilitate customer transactions and meet financing objectives.

(g)   Securities Transactions

Principal securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in non-regular way trades are recorded on settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Other assets included approximately $496 million of net unsettled principal trades.

(h)   Customer Transactions

Receivables from and payables to customers, recorded on the Consolidated Statement of Financial Condition, include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included on the Consolidated Statement of Financial Condition. Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date.

(i)   Fixed Assets and Capitalized Software

Fixed assets are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is three to ten years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's expected useful life, which is generally three years, and reviews for impairment on an ongoing basis.

(j)   Goodwill

Goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may indicate the possibility that impairment exists. Goodwill was not impaired at December 31, 2010, nor was any goodwill written off due to impairment during 2010.

(k)   Variable Interest Entities

VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. SPEs are an important part of the financial markets, including the mortgage- and asset-backed securities and commercial paper markets, as they provide market liquidity by facilitating investors' access to specific portfolios of assets and risks. SPEs may be organized as trusts, partnerships or corporations and are typically established for a single, discrete purpose. SPEs are not typically operating entities and usually have a limited life and no employees. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

On January 1, 2010, the Company adopted new consolidation accounting guidance related to VIEs. The new guidance eliminates the concept of qualified special purpose entities ("QSPEs") that were previously exempt from consolidation, and introduces a new framework for consolidation of VIEs. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, or owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, including debt and equity investments, servicing fees, and derivative or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Company.

The Company performs on-going reassessments of: 1) whether any entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and 2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. For additional information about the adoption of the VIE guidance effective January 1,2010, see Note 16 on JPMorgan Chase's 2010 annual report.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

(l) Income Taxes

Effective September 1, 2010 the Company became a single-member Limited Liability Company and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Statement of Financial Condition. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(m) Foreign Currency Remeasurement

The Company remeasures assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2010, which are recorded at fair value, were as follows (dollars in millions):

	Financial Instruments Owned		Financial Instruments Sold, Not Yet Purchased
U.S. government agencies - mortgage-backed securities	$	47,284	$ 1,807
U.S. Treasury, government agencies and non-U.S. government debt securities		14,434	17,817
Equity securities		12,234	4,461
State and municipal obligations		10,508	1
Corporate debt securities		8,696	3,596
Nonagency - mortgage-backed securities		3,356	
Asset-backed securities		3,341	
Certificates of deposit, bankers' acceptances and commercial paper		2,159	
Derivative contracts		1,606	1,532
Loans		· 212	
Less – Financial instruments owned, pledged to counterparties		(17,233)	
	$	86,597	$ 29,214

J.P. Morgan Securities LLC and Subsidiaries
(An Indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

As of December 31, 2010, financial instruments owned included corporate debt, municipal, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates of $889 million. Financial instruments sold, not yet purchased included corporate debt obligations issued by JPMorgan Chase and its affiliates of $219 million.

Included in financial instruments owned are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in millions):

	Amounts Pledged to Counterparties
U.S. government agencies - mortgage-backed securities	$ 7,972
U.S. Treasury, government agencies and non-U.S. government debt securities	5,806
Corporate debt securities	2,441
Certificates of deposit, bankers' acceptances and commercial paper	559
Asset-backed securities	428
Nonagency - mortgage-backed securities	27
	$ 17,233

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

The Company has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use as inputs, market-based or independently-sourced market parameters, including but not limited to yield curves, interest rates, volatilities and equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity of the instrument. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, JPMorgan Chase's creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments are applied consistently over time.

Credit valuation adjustments ("CVA") are necessary when the market price (or parameter) is not indicative of the credit quality of the counterparty. As few classes of derivative contracts are listed on an exchange, the majority of derivative positions are valued using internally developed models that use as their basis observable market parameters. An adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment also takes into account contractual factors designed to reduce the Company's credit exposure to each counterparty, such as collateral and legal rights of offset.

Debit valuation adjustments ("DVA") are necessary to reflect the credit quality of the Company in the valuation of derivatives and structured notes liabilities measured at fair value. The methodology to determine the adjustment is consistent with CVA and incorporates JPMorgan Chase's credit spread as observed through the credit default swap market.

8

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Liquidity valuation adjustments are necessary when the Company may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within level 1 of the fair value hierarchy). The Company tries to ascertain the amount of uncertainty in the initial valuation based upon the degree of liquidity of the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Company measures the liquidity adjustment based upon the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based upon the size of the adverse market move that is likely to occur during the extended period required to bring a position down to a nonconcentrated level. Unobservable parameter valuation adjustments are necessary when positions are valued using internally developed models that use as their basis unobservable parameters – that is, parameters that must be estimated and are, therefore, subject to management judgment. These positions are normally traded less actively. Examples include certain credit products where parameters such as correlation and recovery rates are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error and revision in the estimate of the market price provided by the model.

The Company has numerous controls in place to ensure that its fair valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models within the Company are subject to this review process. A price verification group, independent from the risk-taking function, ensures observable prices and parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company continues to refine its valuation methodologies. During 2010, no changes were made to the Company's valuation models that had, or are expected to have, a material impact on the Company's Consolidated Statement of Financial Condition.

The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Fair Value Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company to measure instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Resale and repurchase agreements
The resale and repurchase agreements are carried on the Consolidated Statement of Financial Condition at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. The Company elected the fair value option for certain resale and repurchase agreements, with an embedded derivative and/or a maturity of greater than one year. To estimate the fair value of these resale and repurchase agreements, cash flows are first evaluated taking into consideration any derivative features of the resale and repurchase agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within level 2 of the valuation hierarchy.

Securities
Where quoted prices for identical securities are available in an active market, securities are classified in level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds, mortgage products for which there are quoted prices in active markets such as U.S. government agency or U.S. government-sponsored enterprise markets, pass-through mortgage-backed securities and exchange-traded equities. If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as level 2 and primarily include certain government agency securities, commercial paper, corporate debt, state and municipal securities and mortgage and asset-backed securities. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 primarily include certain mortgage-backed, asset-backed and auction rate securities.

Derivatives
Interest rate forward contracts valued using quoted prices are classified within level 1 of the valuation hierarchy. The remaining derivative positions are valued using internally developed models that use as their basis readily observable market parameters – that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Company uses models that are widely accepted in the financial services industry. These models

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the models are readily observable from actively quoted markets, as is the case for "plain vanilla" interest rate swaps, option contracts and CDS. Such instruments are generally classified within level 2 of the valuation hierarchy. Derivatives that are valued based on models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within level 3 of the valuation hierarchy.

Other assets
Other assets included equity investments of $81 million in voting-interest entities in which the Company has significant influence over the operating and financial decisions of the investee company and $11 million of investments in hedge funds. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity and hedge fund investments are classified within level 3 of the valuation hierarchy.

Beneficial interests issued by consolidated VIEs
The fair value of beneficial interests issued by consolidated VIEs ("beneficial interests") is estimated based on the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Company, as the holders of these beneficial interests do not have recourse to the general credit of the Company. Where the inputs into the valuation are based on observable market pricing information, the beneficial interests are classified within level 2 of the valuation hierarchy. Where significant inputs into the valuation are unobservable, the beneficial interests are classified within level 3 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2010, by major product category on the Consolidated Statement of Financial Condition and by fair value measurement valuation hierarchy (as described above).

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Assets and liabilities measured at fair value on a recurring basis

December 31, 2010 (in millions)	Quoted market prices in active markets (Level 1) [b]	Internal models with significant observable market parameters (Level 2) [b]	Internal models with significant unobservable market parameters (Level 3) [b]	Netting adjustments	Total carrying value in the balance sheet
Securities purchased under resale agreements	$ -	$ 423	$ -	$ -	$ 423
Securities received as collateral	5,056	323	-	-	5,379
Financial instruments owned including pledged to counterparties:					
Mortgage backed securities:					
U.S. government agencies - mortgage-backed securities	36,429	10,681	174	-	47,284
Nonagency - mortgage-backed securities	-	2,342	1,014	-	3,356
Total - mortgage backed securities	36,429	13,023	1,188	-	50,640
U.S. Treasury, government agencies and non-U.S. government debt securities	5,692	8,742	-	-	14,434
Corporate debt securities	-	8,615	81	-	8,696
Equity securities	11,730	353	151	-	12,234
Loans	-	-	212	-	212
Certificates of deposit, bankers' acceptances and commercial paper	-	2,159	-	-	2,159
State and municipal obligations	-	8,864	1,644	-	10,508
Asset-backed securities	-	1,825	1,516	-	3,341
Total debt and equity instruments	53,851	43,581	4,792	-	102,224
Derivative receivables:					
Interest Rate	1,374	687	-	(568)	1,493
Credit	-	278	-	(248)	30
Equity	-	90	-	(8)	82
Commodity	-	10	-	(9)	1
Total derivative receivables	1,374	1,065	-	(833)	1,606
Total Financial instruments owned including pledged to counterparties	55,225	44,646	4,792	(833)	103,830
Other assets [a]	-	-	92	-	92
Total assets at fair value	$ 60,281	$ 45,392	$ 4,884	$ (833)	$ 109,724
Securities sold under repurchase agreements	$ -	$ 1,506	$ -	$ -	$ 1,506
Financial instruments sold, not yet purchased:					
Debt and equity instruments	22,038	5,644	-	-	27,682
Derivative payables:					
Interest Rate	1,487	672	-	(645)	1,514
Credit	-	116	-	(109)	7
Equity	-	86	-	(79)	7
Commodity	-	58	-	(54)	4
Total derivative payables	1,487	932	-	(887)	1,532
Total Financial instruments sold	23,525	6,576	-	(887)	29,214
Beneficial interests issued by consolidated VIE's	-	33	121	-	154
Total liabilities at fair value	$ 23,525	$ 8,115	$ 121	$ (887)	$ 30,874

(a) Balances include investments valued at NAV at December 31, 2010, of $11 million, which is classified in level 3.
(b) In 2010, the transfers between levels 1, 2 and 3 were not significant.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Additional disclosures about the fair value of financial instruments (including financial instruments not carried at fair value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, securities lent with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

4.   Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections

Elections were made by the Company to mitigate income statement volatility caused by the differences in the measurement basis of elected instruments (for example, certain instruments elected were previously accounted for on an accrual basis) while the associated risk management arrangements are accounted for on a fair value basis and better reflect those instruments that are managed on a fair value basis.

Elections include:

- Securities financing arrangements with an embedded derivative and/or a maturity of greater than one year.
- Certain equity investments, to better reflect the investments which are managed on a fair value basis.
- Trading loans purchased or originated as part of securitization warehousing activity, subject to bifurcation accounting, or managed on a fair value basis.
- Long-term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

2010 Elections

In connection with the adoption of the new consolidation guidance related to VIEs, effective January 1, 2010, the fair value option was elected for long-term beneficial interests related to securitization trusts that were consolidated where the underlying assets are carried at fair value and for trading loans purchased or originated as part of securitization warehousing activity, subject to bifurcation accounting, or managed on a fair basis.

5.   Derivatives

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange the full purchase or sales price upfront. The Company makes markets in derivatives for customers and also uses derivatives to hedge or manage risks of market and credit exposures. The Company does not use derivatives for non-trading purposes.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Accounting for Derivatives

All free-standing derivatives are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the contract has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are marked to market through earnings. None of the Company's derivatives are designated as hedges.

Notional amount of derivative contracts

The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2010.

December 31, 2010 (in millions)	Notional amounts [b]
Interest rate contracts	
Swaps	$ 39,372
Futures and forwards	569,253
Written options	5,273
Purchased options	10,271
Total interest rate contracts	**624,169**
Credit derivatives [a]	**2,571**
Equity contracts	
Swaps	1,576
Futures and forwards	4,430
Written options	15,925
Purchased options	17,479
Total equity contracts	**39,410**
Commodity contracts	
Purchased options	563
Total commodity contracts	**563**
Total derivative notional amounts	**$ 666,713**

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion on pages 16-17 of this report.

(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount does not change hands; it is used simply as a reference to calculate payments.

Impact of Derivatives on the Consolidated Statement of Financial Condition

The following table summarizes the gross fair values of derivative receivables and payables by contract type and the related netting adjustments as of December 31, 2010.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

December 31, 2010 (in millions)	Derivative receivables		Derivative payables
Gross trading assets and liabilities			
Interest rate	$ 2,061	$	2,159
Credit	278		116
Equity	90		86
Commodity	10		58
Gross fair value of trading assets and liabilities	$ 2,439	$	2,419
Netting Adjustment	(833)		(887)
Carrying value of derivative trading assets and trading liabilities on the Consolidated Statement of Financial Condition	$ 1,606	$	1,532

The following table summarizes the fair values of derivative receivables and payables by contract type after netting adjustments as of December 31, 2010.

Trading assets and liabilities after Netting adjustments			
Interest rate	$ 1,493	$	1,514
Credit	30		7
Equity	82		7
Commodity	1		4
Total Derivative Receivables/Payables	$ 1,606	$	1,532

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk – the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company. These amounts represent the cost to the Company to replace the contracts at then-current market rates should the counterparty default.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the mark to market moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the affiliates.

The following table shows the current credit risk of derivative receivables after netting adjustments and collateral received, and the current liquidity risk of derivative payables after netting adjustments and collateral posted, as of December 31, 2010

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

December 31, 2010 (in millions)		Derivative receivables		Derivative payables
Gross derivative fair value	$	2,439	$	2,419
Netting adjustment – offsetting payables/receivables		(828)		(828)
Netting adjustment – cash collateral received/paid		(5)		(59)
Carrying value on Consolidated Statement of Financial Condition		1,606		1,532

In addition to the cash collateral amounts reflected in the tables above, at December 31, 2010, the Company has received liquid securities collateral of $99 million which could be used to offset against derivative receivables. The Company and its counterparties also hold collateral that the Company or counterparty has agreed to return but has not yet settled, as of the reporting date. At December 31, 2010, the Company had received $28 million of such additional collateral. The Company may also receive and deliver collateral at the initiation of derivative transactions, which is available as security against potential exposure that could arise should the fair value of the transactions move in the Company's or client's favor.

Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage-backed securities.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2010. Upon a credit event, the Company as seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Company manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. Other purchased protection referenced in the following table includes credit derivatives bought on related, but not identical, reference positions; (including indices, portfolio coverage and other reference points) as well as protection purchased through credit-related notes. The Company does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Total credit derivatives

December 31, 2010 (in millions)	Maximum payout/Notional amount			
	Protection sold	Protection purchased with identical underlyings [a]	Net protection (sold)/ purchased [b]	Other protection purchased [c]
Credit derivatives				
Credit default swaps	$ (2,309)	$ -	$ (2,309)	$ 262

(a) Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Company has sold credit protection, the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.

(b) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

(c) Represents single-name and index CDS protection the Company purchased.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2010 where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable to the profile reflected below.

Protection sold – credit derivatives ratings/maturity profile

December 31, 2010 (in millions)	<1 year	1-5 years	>5 years	Total notional amount	Fair value [b]
Risk rating of reference entity					
Investment grade [a]	$ (45)	$ (33)	$ (823)	$ (901)	$ (32)
Noninvestment grade [a]	(485)	(513)	(410)	(1,408)	(246)
Total	$ (530)	$ (546)	$ (1,233)	$ (2,309)	$ (278)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's.

(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

6. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to compensation-related benefits, reserves for litigation, and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carryforwards against which a $69 million valuation allowance has been established. As of December 31, 2010, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance. Due to the aforementioned tax sharing agreement discussed in Note 2(l), deferred tax assets and liabilities are cash settled and transferred to JPMorgan Chase.

At December 31, 2010, the Company had a current income tax payable to JPMorgan Chase of $531 million included in Other liabilities and accrued expenses.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2010.

Unrecognized tax benefits

Year ended December 31, 2010 (in millions)	
Balance at January 1, 2010	$117
Increases based on tax positions related to the current period	191
Balance at December 31, 2010	**$308**

At December 31, 2010, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $308 million, of which $200 million, if recognized, would reduce the annual effective tax rate.

Included in Other liabilities and accrued expenses at December 31, 2010, in addition to the Company's liability for unrecognized tax benefit, was $28 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions.

7. Borrowings

Borrowings as at December 31, 2010 were as follows (dollars in millions):

	Unsecured
Notes Payable	$ 18,322
Other borrowings	1,112
	$ 19,434

Included within other borrowings is $1.1 billion of unsecured borrowings from affiliates. These borrowings are short-term obligations which bear interest based on the federal funds rate.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

At December 31, 2010, the Company had an unsecured short-term note payable to JPMorgan Chase of $18.1 billion and an unsecured short-term note payable to a third party of $200 million. These notes payable bear interest based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

8. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2010, $10.8 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2010 mature as follows (dollars in millions):

Year	Amount
2012	$ 3,650
2013	7,180
Total	$ 10,830

Of the total facility available, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $5.2 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and by the National Futures Association ("NFA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The borrowings bear interest at a rate based upon LIBOR.

9. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50% after two years and 50% after three years and convert to shares of

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Stock Options and SARs

Stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2010, 2009 and 2008 grants of SARs to key employees vest ratably over five years (i.e., 20% per year). The 2010 grants of SARs contain full-career eligibility provisions and the 2009 and 2008 grants of SARs do not include any full-career eligibility provisions. These awards generally expire ten years after the grant date.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for the year ended December 31, 2010 (in thousands):

	Year Ended December 31, 2010
RSUs	
Granted	17,599
Forfeited	1,285
Options and SARs	
Granted	2,332
Forfeited	50

At December 31, 2010, the number of outstanding options and SARs held by the Company's employees was 21 million, of which 6 million awards were unvested. In addition, 54 million unvested RSUs were held by the Company's employees at December 31, 2010. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase's 2010 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

contributory, and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2010.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2010 Annual Report.

10. Securities Financing Activities

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions, primarily to finance the company's inventory positions, acquire securities to cover short positions, accommodate customers' financing needs, and settle other securities obligations. These transactions are generally treated as collateralized financing transactions and disclosed on the Consolidated Statement of Financial Condition. The collateralized financing transactions reported on December 31, 2010 have been reduced by $103 billion, as a result of the agreements having met the specified conditions for net presentation under applicable accounting guidance.

Resale agreements and repurchase agreements are carried on the Consolidated Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest. The Company has elected fair value option for certain resale and repurchase agreements.

11. Variable Interest Entities

On January 1, 2010, the Company implemented new consolidation accounting guidance related to VIEs. The incremental impact of consolidating certain VIEs, at adoption, was an increase in both assets and liabilities of $1.7 billion. These assets were initially measured at their fair value, as this method is consistent with the approach that the Company utilizes to manage similar assets. The assets and the liabilities were primarily recorded under Financial instruments owned and under Beneficial interests issued by consolidated VIEs, respectively, on the Company's Statement of Financial Condition.

Residential and Commercial Mortgages

Effective January 1, 2010, the Company was deemed to be the primary beneficiary of certain mortgage securitization trusts because the Company has the power to direct the activities of these VIEs. The nature and extent of the Company's continuing economic involvement with the trusts obligates the Company to absorb losses and gives the Company the right to receive benefits from the VIEs which could potentially be significant. For a more detailed description of JPMorgan Chase's principal involvement with mortgage and other securitization trusts, as well as the

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

accounting treatment applicable under prior accounting rules, see Note 16 of JPMorgan Chase's 2010 Annual Report.

The Company may engage in underwriting and trading activities of the securities issued by JPMorgan Chase sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the size of the positions retained or reacquired by the Company, it is deemed to be the primary beneficiary of certain trusts. As of December 31, 2010, the Company consolidated approximately $212 million of assets and $155 million of liabilities due to the company's involvement with such trusts. These entities were not consolidated at December 31, 2009, in accordance with the accounting treatment under prior accounting rules. Additionally, the Company held approximately $1.2 billion of senior and subordinated interests as of December 31, 2010 in non-consolidated securitization entities. These retained interests are accounted for at fair value and classified as Financial instruments owned.

Re-securitizations
The Company also engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur to both agency (Fannie Mae, Freddie Mac and Ginnie Mae) and non-agency (private-label) sponsored VIEs, which may be backed by either residential or commercial mortgages and are often structured on behalf of clients. As of December 31, 2010, the Company did not consolidate any agency re-securitizations, as it did not have the power to direct the significant activities of the trust. As of December 31, 2010, the Company consolidated $112 million of assets of private-label re-securitizations, as the Company had both the power to direct the significant activities of, and retained an interest that is deemed to be significant in, the trust. For other non-consolidated private-label re-securitizations, the Company did not have the sole power to direct the significant activities of the entity. During the year ended December 31, 2010 the Company transferred $19.6 billion and $0.2 billion, respectively, of securities to agency and private-label VIEs. At December 31, 2010, the Company held approximately $3.5 billion and $25 million of senior and subordinated interests, respectively, in non-consolidated agency and private-label re-securitization entities. These retained interests are accounted for at fair value and classified as Financial instruments owned.

Municipal bond vehicles
JPMorgan Chase has created a series of secondary market trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) putable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the putable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is longer. Holders of the putable floating-rate certificates may "put," or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the tendered floating-rate certificates. Upon termination of the vehicle, the proceeds from the sale of the underlying municipal bonds are used to repay the liquidity facility. In certain transactions, if the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, the liquidity provider has recourse to the residual interest holders for reimbursement. The holders of the residual interests in these vehicles could experience losses if the face amount of the

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

putable floating-rate certificates exceeds the market value of the municipal bonds upon termination of the vehicle. Certain vehicles require a smaller initial investment by the residual interest holders and thus do not result in excess collateralization. For these vehicles there exists a reimbursement obligation which requires the residual interest holders to post, during the life of the vehicle, additional collateral to the liquidity provider on a daily basis as the market value of the municipal bonds declines.

The Company often serves as the remarketing agent of the putable floating-rate certificates. As remarketing agent, the Company may hold putable floating-rate certificates of the municipal bond vehicles. At December 31, 2010, the Company held $248 million of these certificates on its Consolidated Statement of Financial Condition. The largest amount held by the Company at any time during 2010 was $796 million. The Company did not have and continues not to have any intent to protect any residual interest holder from potential losses on any of the municipal bond holdings.

12. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk Management group ("MRM"), a corporate risk governance function independent of the lines of business. MRM is overseen by JPMorgan Chase's Chief Risk Officer. Market risk is controlled primarily through a series of limits, which reflect JPMorgan Chase's risk appetite in the context of the market environment and business strategy.

Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 13 below.

Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both stable and adverse conditions. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure,

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company (through JPMorgan Chase) maintains a system of comprehensive policies and a control framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject. Notwithstanding these control measures, the Company incurs operational losses.

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Attention to reputation has always been a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

13. Customer Activities

Customer Credit Risks
The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks
The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

14. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

Significant balances with related parties are listed below.

December 31, 2010 (in millions)

Assets		
Cash	$	57
Cash and securities segregated under federal and other regulations		708
Securities purchased under resale agreements		26,331
Securities borrowed		12,273
Derivative receivable		100
Receivable from brokers, dealers and clearing organizations		1,426
Receivable from Customers		65
Other Assets		181
Liabilities		
Borrowings	$	19,234
Securities sold under repurchase agreements		58,958
Securities lent		1,174
Derivative payable		90
Payable to brokers, dealers and clearing organizations		4,687
Payable to Customers		148
Subordinated liabilities payable to JPMorgan Chase		10,830
Other liabilities and accrued expenses		131

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

15. Commitments, Pledged Assets, Collateral and Contingencies

Pledged Assets

The Company pledges certain financial instruments it owns to collateralize repurchase agreements, other securities financings and to satisfy margin deposits at clearing and depository organizations. At December 31, 2010, financial instruments with a market value of approximately $83 billion were pledged to collateralize financing transactions and for other purposes. Certain of these pledged assets may be sold or repledged by the secured parties and are identified as Financial instruments owned, pledged to counterparties on the Consolidated Statement of Financial condition. The above amount of assets pledged do not include assets of consolidated VIEs, these assets are used to settle the liabilities of those entities.

Letters of Credit

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2010, the Company had unsecured letter of credit commitments of $17 million.

Derivatives qualifying as guarantees

The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of this Consolidated Statement of Financial Condition.

Unsettled resale and repurchase agreements

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. At December 31, 2010, the Company had commitments to enter into future resale and repurchase agreements totaling $8 billion and $20 billion, respectively.

Collateral

At December 31, 2010, the Company had accepted assets as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $436 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. Of these securities, approximately $371 billion were repledged, delivered or otherwise used, generally as collateral under repurchase agreements, securities lending agreements, to collateralize deposits, or to cover short sales. These amounts include $5.4 billion of non-cash loan against pledged securities transactions recorded by the Company as securities received as collateral and obligation to return the securities received as collateral.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2010, the Company did not have any outstanding commitments.

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Exchange and clearinghouse guarantees

Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Litigation

The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2010 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. Many of the Company's litigation matters involve claims made against several of the Company's affiliates and are managed centrally by JPMorgan Chase. For further discussion on certain litigation cases relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's litigation portfolio, please refer to Note 32 of JPMorgan Chase's 2010 Annual Report.

Lease commitments

The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2010.

Year ended December 31, 2010	In millions
2011	$ 49.5
2012	50.0
2013	49.2
2014	48.8
2015	44.3
After 2015	214.4
Total minimum payments required	**456.2**
Less: Sublease rentals under non-cancelable subleases	(104.9)
Net minimum payment required	**351.3**

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2010

16. Net Capital Requirements

J.P. Morgan Securities LLC is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved J.P. Morgan Securities LLC's use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows J.P. Morgan Securities LLC to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. J.P. Morgan Securities LLC is also required to notify the SEC in the event that tentative net capital is less than $5 billion. J.P. Morgan Securities LLC is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2010, J.P. Morgan Securities LLC's net capital of $6.8 billion exceeded the minimum regulatory net capital requirement of $0.5 billion by $6.3 billion. J.P. Morgan Securities LLC's net capital computation, as defined, includes $1.2 billion, which is the net capital of Clearing Corp. in excess of 5.0% of aggregate debit items arising from customer transactions.

17. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2010, and through February 28, 2011 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of December 31, 2010.



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